

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

Via E-mail
Frank E. Holmes
Chief Executive Officer
U.S. Global Investors, Inc.
7900 Callaghan Road
San Antonio, Texas 78229

> **Re: U.S. Global Investors, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed August 28, 2013**
> **File No. 000-13928**

Dear Mr. Holmes:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 8. Financial Statements and Supplementary Data, page 29
Note 2. Significant Accounting Policies, page 35
Principles of Consolidation, page 35

1.   We note that your consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: USSI, USGG, USBERM, USGB and USCAN. Please revise your future filings to disclose, if correct, that for funds that are considered investment companies and meet the deferral conditions in ASC 810-10-65-2(aa) you follow ASC 810-10-15-14 to evaluate whether a fund is a VIE. If it is a VIE, you then perform an assessment pursuant to the guidance in ASC 810-10 (before the amendments by ASU 2009-17) to determine whether you are the primary beneficiary and therefore

need to consolidate. For those funds that you determined do not meet the definition of a
VIE, describe the process you go through to evaluate whether to consolidate the fund in
accordance with the voting interest model in ASC 810-10. As applicable, consider the
disclosure requirements of ASC 810-50. Please provide us with a draft of your proposed
disclosure.

Note 5. Investments, page 38
Investment Activity, page 39

2.   We note your investment activity disclosures presented in your Investment Activity and
        Investment Income (Loss) tables on pages 39 and 40. In light of the significance of the
        investment income to your results of operations and in an effort to provide a more
        transparent disclosure, please revise your future filings to further disaggregate your
        investments by the nature and risks of the investment (e.g., by industry and geography.)
        Refer to ASC 320-10-50-1B for further guidance. Please provide us with a draft of your
        proposed disclosure.

3.   We note from your Investment Activity table on page 39 that during the year ended June
        30, 2013 you recognized other-than-temporary declines in value on available-for-sale
        securities of $47,459. Please revise your future filings to discuss which investments
        these losses relate to and the nature of these losses. Refer to ASC 320-10-50-2aaa and
        ASC 320-10-50-8A and 8B for further guidance. Please provide us with a draft of your
        proposed disclosure.

Fair Value Hierarchy, page 40

4.   We note from your disclosure on page 42 that the fair value of your Level 3 investments
        in the private company and the venture capital investments is based on cost, adjusted for
        known changes in value. Please revise your future filings to discuss the type of
        adjustments you make and the factors and information you consider when determining
        the appropriate adjustments to make. Please provide us with a draft of your proposed
        disclosure.

5.   Please revise your future filings to provide a discussion of your valuation process,
        including how you decide on your valuation policies and procedures and analyze changes
        in fair value measurements from period to period. Refer to ASC 820-10-50-2f for further
        guidance.

Note 13. Income Taxes, page 47

6.   We note your disclosure on page 27 regarding your assessment of unrecognized tax
        benefits in evaluating your tax position.   However, we were unable to locate the
        disclosure of unrecognized tax benefits in Note 13. If material, please revise your future

filings to provide the disclosures required by ASC 740-10-50-15 and 15A. Please provide us with a draft of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or Sasha Pechenik at (202) 551-3541 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant